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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes     No X
                                       ---    ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes    No X
                                       ---   ---

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes   No X
                                      ---   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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COMISION NACIONAL DEL
MERCADO DE VALORES
Paseo de la Castellana, 19
Madrid






                                                             Madrid, 30 May 2005

Dear Sir/Madam:

At the general Shareholders' meeting held on May 27, 2005 the reelection of Board members and the election of new members was approved.

Additionally, the Board Meeting held subsequent to the Shareholders' meeting approved the composition of the following company committees: the Executive Committee, Appointments and Remuneration Committee and the Audit and Compliance committee.

The composition of these structures is the following:

BOARD OF DIRECTORS

MANUEL PIZARRO MORENO                       CHAIRMAN

RAFAEL MIRANDA ROBREDO                      CEO

ALBERTO ALONSO UREBA                        MEMBER OF THE BOARD
MIGUEL BLESA DE LA PARRA                    MEMBER OF THE BOARD
JOSE M(a) FERNANDEZ CUEVAS                  MEMBER OF THE BOARD
JOSE MANUEL FERNANDEZ NORNIELLA             MEMBER OF THE BOARD
RAFAEL GONZALEZ-GALLARZA MORALES            MEMBER OF THE BOARD
FRANCISCO NUNEZ BOLUDA                      MEMBER OF THE BOARD
FRANCISCO JAVIER RAMOS GASCON               MEMBER OF THE BOARD
MANUEL RIOS NAVARRO                         MEMBER OF THE BOARD
JOSE SERNA MASIA                            MEMBER OF THE BOARD
JUAN RAMON QUINTAS SEOANE                   MEMBER OF THE BOARD
JUAN ROSELL LASTORTRAS                      MEMBER OF THE BOARD
ALBERTO RECARTE GARCIA-ANDRADE              MEMBER OF THE BOARD

SALVADOR MONTEJO VELILLA                    BOARD SECRETARY (NON MEMBER)

EXECUTIVE COMMITTEE

Chairman                          MANUEL PIZARRO MORENO

CEO                               RAFAEL MIRANDA ROBREDO

Committee Members                 ALBERTO ALONSO UREBA
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                                  MIGUEL BLESA DE LA PARRA
                                  JOSE M(a) FERNANDEZ CUEVAS
                                  JOSE MANUEL FERNANDEZ NORNIELLA

Board secretary (non member)      SALVADOR MONTEJO VELILLA



APPOINTMENTS AND REMUNERATION COMMITTEE

Chairman                          RAFAEL GONZALEZ-GALLARZA MORALES

Committee Members                 JUAN RAMON QUINTAS SEOANE
                                  MANUEL RIOS NAVARRO
                                  JUAN ROSELL LASTORTRAS

Board secretary (non member)      SALVADOR MONTEJO VELILLA


AUDIT AND COMPLIANCE COMMITTEE

Chairman                          FRANCISCO JAVIER RAMOS GASCON

Committee Members                 FRANCISCO NUNEZ BOLUDA
                                  ALBERTO RECARTE GARCIA-ANDRADE
                                  JOSE SERNA MASIA

Board secretary (non member)      SALVADOR MONTEJO VELILLA


We would also note that following the completion of the terms of their mandate established by Article 38 of the company's bylaws, Jose Luis Oller Arino, Jose Fernandez Olano and Rafael Espanol Navarro have left the Board of Directors and are no longer members of Endesa S.A.'s Board committees.



Yours faithfully,





Salvador Montejo Velilla


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: May 31st, 2005         By: /s/ David Raya
                                  ----------------------------------------------
                              Name:  David Raya
                              Title: Manager of North America Investor Relations